SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 17, 2006

ACTIONS SEMICONDUCTOR CO., LTD.

15-1, No. 1 HIT Road

Tangjia, Zhuhai

Guangdong, 519085

The People’s Republic of China

(86-756) 339-2353

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Actions Semiconductor Co., Ltd. (the “Company”) is furnishing under cover of Form 6-K a press announcement dated July 17, 2006, relating to Company’s financial results for the three months ended June 30, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTIONS SEMICONDUCTOR CO., LTD

By:	/S/ David Lee
Name:	David Lee
Title:	Chief Financial Officer

Dated: July 17, 2006

Actions Semiconductor Reports Second Quarter 2006 Results

Company Reports Q2 Revenues of $39.3 Million, Q2 Operating Margin of 47.8%

ZHUHAI, China, July 17, 2006 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip solutions for portable consumer electronics, today reported financial results for the second quarter ended June 30, 2006.

All financial results are reported on U.S. GAAP basis.

Revenue for the second quarter of 2006 was $39.3 million, a 5.9% increase over revenue of $37.1 million for the second quarter of 2005, and a 9.8% increase over revenue of $35.8 million for the first quarter of 2006.

Net income for the second quarter of 2006 was $18.1 million, or $0.21 per diluted ADS, compared to $17.2 million, or $0.22 per diluted ADS, for the second quarter of 2005, and compared to $14.9 million, or $0.17 per diluted ADS, for the first quarter of 2006, resulting in a 21.5% sequential increase in net income.

Actions Semiconductor reported operating margins of 47.8% and gross margins of 59.3% for the second quarter of 2006. The Company ended the quarter with $93.2 million in cash and cash equivalents and $67.2 million in time deposits, which have original maturity of more than 3 months but less than 1 year.

“Our second quarter results demonstrate the strength of our open platform business model and ability to continue to capture market share from competitors,” commented Nan-Horng Yeh, Chief Executive Officer of Actions Semiconductor. “During the second quarter, we experienced a strong sequential increase in unit shipments as our end markets continued to grow at a robust rate. By targeting the growing personal media player market, we have built a diverse customer base that provides us with a solid foundation for further global expansion. ”

“During the quarter, our operating margins remained among the highest in the fabless semiconductor industry and we commenced our migration to 0.18 micron process technology. The demand for our highly integrated SoC solutions is driven by our functionality and cost advantages and we expect to deliver further enhancements with this migration. Our newest product line, Series 9, has continued to ramp on schedule and illustrates our ability to optimize product introductions from both a timing and functionality perspective. We continue to be encouraged by our growth opportunities for the remainder of 2006 and beyond,” concluded Mr. Yeh.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking, and actual results may differ materially. The company undertakes no obligation to update these statements.

For the quarter ended September 30, 2006, Actions Semiconductor estimates revenue in the range of $43 to $46 million, and fully diluted earnings per ADS in the range of $0.21 to $0.24.

Conference Call Details

The Actions Semiconductor Second Quarter teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time today, Monday, July 17, 2006. To participate in the live call, analysts and investors should dial 866-831-6267 or 617-213-8857 and enter passcode 99988420 at least ten minutes prior to the call. Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available through July 24, 2006, by dialing 888-286-8010 and entering the passcode: 87275672. Callers outside the U.S. and Canada may access the replay by dialing 617-801-6888 and entering the passcode: 87275672.

About Actions Semiconductor

Actions Semiconductor is one of China’s leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and references to the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing and Shenzhen. For more information, please visit the Actions Semiconductor website at www.actions-semi.com.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor’s actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor’s results to differ materially from those set forth in these forward-looking statements include customers’ cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our Registration Statement on Form F-1 related to our initial public offering. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

For More Information

Investor Contacts:
Suzanne Craig or Lisa Laukkanen	Chung Hsu
The Blueshirt Group	Director of Investor Relations
suzanne@blueshirtgroup.com or	Actions Semiconductor
lisa@blueshirtgroup.com	chung@actions-semi.com
415-217-4962 or	+86-756 3392 353 *1015
415-217-4967

ACTIONS SEMICONDUCTOR CO., LTD

CONSOLIDATED BALANCE SHEET

(in thousands)

	At June 30, 2006	At December 31, 2005
	(unaudited)	(audited)
ASSETS
Current Assets
Cash and cash equivalents	$93,217	$108,896
Time deposits	67,187	23,172
Restricted cash	5,324	2,478
Accounts receivable	5,051	8,025
Notes receivable	1,788	1,722
Prepaid expenses and other current assets	3,379	1,973
Inventories	9,129	7,023
Income tax recoverable	—	11
Deferred tax assets	4	528

Total current assets	185,079	153,828

Long-term investment	1,487	500
Property, plant and equipment, net	6,465	2,360
Rental deposits	51	11
Deposit paid for acquisition of property, plant and equipment	481	—
Acquired intangiable assets, net	3,227	1,889

	11,711	4,760

TOTAL ASSETS	$196,790	$158,588

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Short-term bank loan	5,324	2,374
Other liabilities	38	71
Accounts payable	15,565	13,086
Accrued expenses and other current liabilities	8,730	11,776
Income tax payable	1,720	—

Total current liabilities	31,377	27,307

Other liabilities	375	124

Total liabilities	31,752	27,431

Minority interests	556	582

Shareholder’equity
Ordinary shares	1	1
Additional paid-in capital	49,629	49,629
Accumulated other comprehensive income	2,129	1,224
Retained earnings	112,723	79,721

Total shareholders’equity	164,482	130,575

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$196,790	$158,588

CONSOLIDATED INCOME STATEMENT

(unaudited)

(in thousands, except per share amounts)

	Three months ended		Six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Revenues	$39,326	$37,128	$75,158	$71,434
Cost of revenues	(15,989)	(13,197)	(32,198)	(27,488)

Gross profit	23,337	23,931	42,960	43,946
Other income	723	160	895	863
Operating expenses:
Selling and marketing	(329)	(761)	(647)	(1,030)
General and administrative	(2,395)	(3,118)	(4,506)	(4,622)
Research and development	(2,526)	(3,273)	(4,606)	(4,388)

Total operating expenses	(5,250)	(7,152)	(9,759)	(10,040)

Income from operations	18,810	16,939	34,096	34,769
Interest income	1,096	308	2,070	344
Interest expense	(77)	—	(146)	—
Share of result of long-term investment	(138)		(138)	—

Income before income taxes and minority interest	19,691	17,247	35,882	35,113
Income tax	(1,621)	—	(2,906)	—
Minority interest	17	—	26	—

Net income	18,087	17,247	33,002	35,113

Net income per share:
Basis and diluted per share:	$0.04	$0.04	$0.06	$0.07

Basic and diluted (per ADS)	$0.21	$0.22	$0.38	$0.44

Weighted-average shares used in computation	516,000,000	480,000,000	516,000,000	480,000,000

Weighted-average ADS used in computation	86,000,000	80,000,000	86,000,000	80,000,000

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

Six months ended June 30, 2006
Operating activities:
Net income	$33,002
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	363
Amortization of acquired intangible assets	380
Utilization of advance subsidy from local authorities of Zhuhai, the People’s Republic of China	(35)
Gain on disposal of property, plant and equipment	(16)
Minority interest	(26)
Deferred tax	527
Share of result of long-term investment	138
Changes in operating assets and liabilities:
Accounts receivable	2,988
Notes receivable	(63)
Inventories	(2,049)
Prepaid expenses and other current assets	(1,389)
Income tax recoverable	11
Accounts payable	2,344
Accrued expenses and other current liabilities	(4,279)
Income tax payable	1,718

Net cash provided by operating activities	$33,614

Investing activities:
Purchase of long-term investment	(1,125)
Capital contribution from a minority shareholder	—
Rental deposit paid	(40)
Proceeds from disposal of property, plant and equipment	47
Purchase of property, plant and equipment	(4,962)
Purchase of acquired intangible assets	(528)
Increase in restricted cash	(2,812)
Increase in time deposits	(43,609)

Cash used in investing activities	$(53,029)

Financing activities:	—
Net proceeds from short-term bank loans	2,917
Advance subsidy from local authorities of Zhuhai, the PRC	249

Cash provided by financing activities	$3,166

Effect of exchange rate changes	570
Net decrease in cash and cash equivalents	$(15,679)
Cash and cash equivalents at the beginning of the year	108,896

Cash and cash equivalents at the end of the quarter	$93,217